     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1997



                                                      REGISTRATION NO. 333-27577

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             (Exact name of registrant as specified in its charter)

                           MARYLAND                                                          5411
                 (STATE OR OTHER JURISDICTION                                    (PRIMARY STANDARD INDUSTRIAL
                     OF INCORPORATION OR                                         CLASSIFICATION CODE NUMBER)
                        ORGANIZATION)

                            ------------------------

                                2 PARAGON DRIVE
                           MONTVALE, NEW JERSEY 07645
                                 (201) 573-9700
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)

                            ------------------------

                             ROBERT G. ULRICH, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                2 PARAGON DRIVE
                           MONTVALE, NEW JERSEY 07645
                                 (201) 573-9700
      (Name, Address, including Zip Code, and Telephone Number, including
                        Area Code, of Agent for Service)

                            ------------------------

                                with a copy to:
                             KENNETH W. ORCE, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS
        PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box./ /

                            ------------------------

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS             THE GREAT ATLANTIC & PACIFIC                  [LOGO]
                             TEA COMPANY, INC.

                  OFFER TO EXCHANGE ITS 7 3/4% NOTES DUE 2007,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
        FOR ITS 7 3/4% NOTES DUE 2007, WHICH HAVE NOT BE SO REGISTERED.
                            ------------------------


        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M, NEW YORK CITY TIME,
                       ON JULY 10, 1997, UNLESS EXTENDED.

                            ------------------------

    The Great Atlantic & Pacific Tea Company, Inc. ("A&P" or the "Company"), a Maryland corporation, hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $300,000,000 aggregate principal amount of its new 7 3/4% Notes due 2007 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its outstanding 7 3/4% Notes due 2007 (the "Old Notes"), which have not been so registered. The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions relating to the Old Notes. The New Notes will evidence the same indebtedness as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the same Indenture that governs the Old Notes (the "Indenture"). As used herein, the term "Notes" means the Old Notes and the New Notes, treated as a single class.


    The Company will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on July 10, 1997 unless extended (as, so extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer. The Exchange Offer is subject to certain other customary conditions. See "The Exchange Offer."


    The Notes are not redeemable prior to maturity and do not have the benefit of a sinking fund. The New Notes will be, and the Old Notes currently are, unsecured obligations of the Company ranking PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

    The holder of each Old Note accepted for exchange will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from April 15, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes. Old Notes not tendered or not accepted for exchange will continue to accrue interest from and after the date of consummation of the Exchange Offer.

    The Old Notes were issued and sold on April 18, 1997 in a transaction exempt from the registration requirements of the Securities Act and may not be offered or sold in the United States unless so registered or pursuant to an applicable exemption under the Securities Act. The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined). Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. However, the Company has not sought a no-action letter with respect to the Exchange Offer and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Each holder of Old Notes, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage or participate in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, ending on the close of business on the 180th day following the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the holders thereof. See "The Exchange Offer."
                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                           --------------------------


                 THE DATE OF THIS PROSPECTUS IS JUNE 11, 1997.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the New Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits forming a part thereof and such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60601. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains an Internet Web Site at http://www.sec.gov that contains reports and other information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST AS PROVIDED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

    The Company's Annual Report on Form 10-K for the fiscal year ended February 22, 1997, which has been filed with the Commission, is hereby incorporated in this Prospectus by reference.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Exchange Offer contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not incorporated by reference therein. Requests for such copies should be directed to The Great Atlantic & Pacific Tea Company, Inc., 2 Paragon Drive, Montvale, New Jersey 07645, Attention: Robert G. Ulrich, Esq., Senior Vice President and General Counsel (telephone (201) 573-9700).

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    Certain statements included or incorporated by reference in this Prospectus constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievements of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; the ability of the Company to implement its business and acquisition strategy; the success of the Company's franchisees; the Company's access to financing; the Company's ability to successfully identify acquisition opportunities; the Company's ability to achieve anticipated cost savings; changes in the industry; and competition. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of the Company. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of these statements.

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NEW NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

Available Information......................................................................................           2

Incorporation of Certain Documents by Reference............................................................           2

Special Note Regarding Forward-Looking Information.........................................................           3

The Company................................................................................................           4

Recent Developments........................................................................................           5

Use of Proceeds............................................................................................           5

Selected Financial Information.............................................................................           6

The Exchange Offer.........................................................................................           8

Description of the New Notes...............................................................................          14

Certain United States Federal Income Tax Considerations....................................................          20

Plan of Distribution.......................................................................................          22

Legal Matters..............................................................................................          23

Independent Accountants....................................................................................          23

                                  THE COMPANY

    The Company has been engaged in the retail food business for 138 years. On the basis of reported sales for fiscal 1996, the Company believes that it is one of the ten largest retail food chains in the United States and that it had the largest market share in metropolitan New York and Detroit and the second largest in the Province of Ontario. As of February 22, 1997, the Company operated 973 stores averaging 31,400 square feet per store. In addition, in fiscal 1995 the Company began franchising certain stores in Canada under its Food Basics format, which focuses its appeal toward the more price conscious consumer. As of February 22, 1997, the Company had franchised 49 Food Basics stores in Canada.

    Operating under the trade names A&P, Super Fresh, Sav-A-Center, Farmer Jack, Kohl's, Food Emporium, Waldbaum's, Food Mart, Food Bazaar, Miracle Food Mart, Ultra Mart, Futurestore, Dominion, Compass Foods and, through its owned stores and under franchises, under the trade name Food Basics, the Company sells groceries, meats, fresh produce and other items commonly offered in supermarkets. In addition, many stores have bakery, delicatessen, pharmacy, floral, fresh fish and cheese departments. National, regional and local brands are sold as well as private label merchandise under brands which include America's Choice, Master Choice, Health Pride, Eight O'Clock, Bokar, Royale, Savings Plus and Jane Parker. In support of its retail operations, the Company also operates two coffee roasting plants, two bakeries and one delicatessen food kitchen. The products processed in these facilities are sold under the Company's own brand names. All products produced by A&P's food processing operations are sold in Company stores. A&P also sells its coffee products to unaffiliated retail outlets primarily outside of its marketing areas.

    Building upon a broad base of A&P supermarkets, the Company has expanded and diversified within the retail food business through the acquisition of other supermarket chains and the development of several alternative store types. The Company now operates its stores with merchandise, pricing and identities tailored to appeal to different segments of the market, including buyers seeking gourmet and ethnic foods, unusual produce, a wide variety of premium quality private label goods and health and beauty aids along with the array of traditional grocery products.

    Since 1990 the Company has invested $1.7 billion in upgrading its storebase by opening 166 stores, remodeling and enlarging 573 stores and closing 579 stores.

    During the 1996 fiscal year the Company's capital expenditures were $297 million and it opened 27 new supermarkets and three new liquor stores, remodeled or expanded 72 existing stores, and closed 48 stores in addition to 23 which were converted to the Food Basics franchise format.

    For the 1997 fiscal year ending February 28, 1998, the Company has planned capital expenditures of approximately $310 million and plans to open 40 new supermarkets, remodel and/or expand 30 stores and open approximately 20 Food Basics franchise stores in Canada. The Company also expects to close approximately 53 stores in fiscal year 1997, in addition to 12 stores which will be converted to the Food Basics format in Canada. The Company plans to open approximately 50 new supermarkets per year thereafter for several years, and to remodel an average of 50 stores per year. It has been the Company's experience over the past several years that it typically takes 12 to 15 months after opening for a new store to recoup its opening costs and become profitable thereafter.

    The Company is 54.3% owned by Tengelmann Warenhandelsgesellschaft, a general retailer headquartered in Germany which is one of the largest food retailers in Europe. The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645, telephone (201) 573-9700.

                              RECENT DEVELOPMENTS


    On June 10, 1997, the Company entered into a new bank credit facility (the "New Credit Facility") replacing the Company's previous bank credit facility. The New Credit Facility is substantially similar to the previous facility except that the New Credit Facility (i) matures on the fifth anniversary of its closing date, (ii) provides for $500 million in total availability, which is a $25 million increase over the previous facility, (iii) lowers the Company's cost of borrowing by reducing the spread payable over certain reference rates, and (iv) reduces facility fees payable by the Company.


                                USE OF PROCEEDS


    The Company will not receive any proceeds from the Exchange Offer. The net proceeds from the sale of the Old Notes, approximately $295 million, were applied to reduce borrowing under the Company's previous bank credit facility, which has been replaced by the New Credit Facility, and to prepay certain other indebtedness and for general corporate purposes.



    While no assurances can be given, the Company currently intends to draw upon funds available under the New Credit Facility to repay at maturity indebtedness owing in respect of the Company's 9 1/8% Notes due January 15, 1998.

                         SELECTED FINANCIAL INFORMATION

    The following is a summary of certain consolidated financial information relating to the Company. The consolidated statement of operations data set forth for each of the three fiscal years ended February 22, 1997 and the consolidated balance sheet data at February 24, 1996 and February 22, 1997 are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company incorporated by reference in this Prospectus. The consolidated statement of operations data for each of the two fiscal years ended February 26, 1994 and the consolidated balance sheet data at February 27, 1993, February 26, 1994 and February 25, 1995 are derived from audited consolidated financial statements of the Company not included or incorporated by reference in this Prospectus. This summary should be read in conjunction with the related consolidated financial statements incorporated by reference in the Company's Form 10-K for the fiscal year ended February 22, 1997.

                                                                                 YEARS ENDED
                                                 ----------------------------------------------------------------------------
                                                  FEBRUARY 27,    FEBRUARY 26,   FEBRUARY 25,    FEBRUARY 24,    FEBRUARY 22,
                                                      1993            1994           1995            1996            1997
                                                   (52 WEEKS)      (52 WEEKS)     (52 WEEKS)      (52 WEEKS)      (52 WEEKS)
                                                 --------------   ------------   ------------   --------------   ------------

                                                                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Statement of Operations Data(1):
  Sales........................................  $10,499,465      $10,384,077    $10,331,950    $10,101,356      $10,089,014
  Gross margin.................................    2,987,555        2,958,499      2,943,455      2,935,237        2,921,699
  Income (loss) from operations................       44,306           68,280        (57,530)(2)     151,734         169,303
  Interest expense.............................       66,436           63,318         72,972         73,143           73,208
  Income (loss) before cumulative effect.......      (98,501)(3)        3,959       (166,586)(2)      57,224          73,032
  Cumulative effect on prior years of changes
    in accounting principles(4):
    Postemployment benefits....................      --               --              (4,950)       --               --
    Income taxes...............................      (64,500)         --             --             --               --
    Postretirement benefits....................      (26,500)         --             --             --               --
  Net income (loss)(5).........................     (189,501)           3,959       (171,536)        57,224           73,032

Earnings Per Share Data(1):
  Income (loss) before cumulative effect of
    accounting changes.........................        (2.58)             .10          (4.36)          1.50             1.91
  Cumulative effect on prior years of changes
    in accounting principles(4):
    Postemployment benefits....................      --               --                (.13)       --               --
    Income taxes...............................        (1.69)         --             --             --               --
    Postretirement benefits....................         (.69)         --             --             --               --
  Net Income (loss)(5).........................        (4.69)             .10          (4.49)          1.50             1.91
  Cash Dividends...............................          .80              .80            .65            .20              .20

Balance Sheet Data(1):
  Total assets.................................    3,090,930        3,098,695      2,894,788      2,860,847        3,002,672
  Working capital..............................       56,769           79,207         97,277        190,967          215,374
  Long-term debt...............................      414,301          544,399        612,473        650,169          701,609
  Non-current obligations under capital
    leases.....................................      182,066          162,866        146,400        129,887          137,886
  Total debt(6)................................      719,048          801,117        886,186        806,221          870,493
  Shareholders' equity.........................    1,034,330          994,417        774,914        822,785          890,072

Other Data(1):
  Earnings before interest, taxes, depreciation
    and amortization ("EBITDA")(7).............      316,282          321,190        348,914        377,183          400,051
  Ratio of EBITDA to interest expense..........          4.8x             5.1x           4.8x           5.2x             5.5x
  Ratio of total debt to EBITDA(8).............          2.3x             2.5x           2.5x           2.1x             2.2x
  Ratio of earnings to fixed charges(9)........      --                  1.06x       --                1.64x            1.77x
  Deficiency in earnings available to cover
    fixed charges(10)..........................      172,101          --             129,448        --               --

------------------------------

(1) In March 1993, the Company acquired certain assets, including inventory, of 48 Big Star stores in the Atlanta, Georgia area for approximately $43 million. The acquisition has been accounted for as a purchase, and the excess cost over the fair market value of the net assets acquired was approximately $19 million.

(2) During the third quarter of fiscal 1994, the Company recorded a non-cash charge of $127 million reflecting $50 million for the write-off of goodwill related to the acquisition of Miracle Food Mart ("Miracle") stores in Canada and $77 million for the write-down of certain Miracle fixed assets. In conjunction with the Miracle write-off, the Company also recorded a $27 million charge for employee buy-out costs, $17 million for store closing costs and a net deferred tax asset write-off of $16 million. Further, the Company also recorded a valuation allowance of $119.6 million against Canadian deferred tax assets, which based upon current available evidence, are not likely to be realized.

(3) During fiscal 1992, the Company recorded a provision for potential loss on its total investment in Isosceles PLC ("Isosceles"), net of applicable income taxes, of $89.2 million. In addition, during fiscal 1992, the Company reassessed store operations in its markets and closed certain stores

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

    and identified certain other stores to be closed in the future as part of its realignment of certain operating divisions in the United States and Canada, and consequently, the Company recorded a charge, net of applicable income taxes of $25 million to cover the cost of these closings.

(4) Effective March 1, 1992, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 109 "Accounting for Income Taxes" resulting in a charge of $26.5 million ($.69 per share) and $64.5 million ($1.69 per share), respectively. Additionally, effective February 27, 1994, the Company adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits" resulting in a charge of $5 million ($.13 per share).

(5) Included in Net Income is an income tax benefit relating to the reduction of a portion of the Company's valuation allowance previously established against its Canadian deferred tax assets. The valuation allowance has been reduced to the extent that the Company' Canadian operations have generated taxable income. Such reductions have amounted to $3.4 million ($.09 per share) and $14.3 million ($.37 per share) for the fiscal year ended February 24, 1996 and February 22, 1997, respectively. Further, as of February 22, 1997, the Company's Canadian net deferred tax asset, which was fully reserved, included tax loss carryforwards of approximately $180.4 million.

(6) Total debt includes short-term and long-term debt and current and non-current obligations under capital leases.

(7) EBITDA represents income from operations before income taxes, interest expense, depreciation and amortization. EBITDA is a widely accepted financial indicator of a company's ability to service and/or incur debt. However, EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.

(8) Ratio calculated as total debt as of year end divided by that year's EBITDA.

(9) In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and cumulative effect on prior years of changes in accounting principles plus fixed charges. Fixed charges consist of interest expense plus the portion of rental expense under leases which has been deemed by the Company to be representative of the interest factor.

(10) The deficiency in earnings available to cover fixed charges includes the pretax effect of a provision for a potential loss on the Company's total investment in Isosceles of $151.2 million for the year ended February 27, 1993 and the write-off of Canadian goodwill and long-lived assets totalling $127 million for the year ended February 25, 1995. Excluding the effect of these charges, the deficiency in earnings available to cover fixed charges would have been $20.9 million and $2.4 million for the fiscal years ended February 27, 1993 and February 25, 1995, respectively.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES


    Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes that are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on July 10, 1997; PROVIDED, HOWEVER, that if the Company, in its sole discretion, has extended the period of time during which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.



    As of the date of this Prospectus, $300,000,000 aggregate principal amount of Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about June 12, 1997, to all holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain customary conditions as set forth below under "--Certain Conditions to the Exchange Offer."


    The Company expressly reserves the right, at any time and from time to time, to extend the period of time during which the Exchange Offer is open, and thereby to delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the holders of the Old Notes as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

    Old Notes tendered in the Exchange Offer must be in denominations of $1,000 or any integral multiple thereof.

    The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions to the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

    Only a registered holder of Old Notes may tender such Old Notes in the Exchange Offer. The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit either (i) a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Chase Manhattan Bank (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent," or (ii) if such Old Notes are tendered pursuant to the procedures for book-entry transfer set forth below, a holder tendering Old Notes may transmit an Agent's Message (defined herein) to the Exchange Agent in lieu of the Letter of Transmittal, in either case on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, along with the

Letter of Transmittal on an Agent's Message, as the case may be, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted to the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the tendering Participant (defined herein) that such Participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against such Participant.

    THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL OR AGENT'S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

    Any beneficial owner of Old Notes whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender such Old Notes in the Exchange Offer should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such beneficial owner's Old Notes, either make appropriate arrangements to register ownership of such Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal Rights"), as the case may be, must be guaranteed (see "--Guaranteed Delivery Procedures") unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of those Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guaranties must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder exactly as the name or names of the registered holder or holders appear on the Old Notes with the signature thereon guaranteed by an Eligible Institution.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes not properly tendered or the acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation by the Company of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the

Company shall determine. None of the Company, the Exchange Agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    By tendering Old Notes for exchange, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to engage or participate in a distribution of the New Notes. If any holder or any such other person is an "affiliate", as defined under Rule 405 of the Securities Act, of the Company or is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such New Notes to be acquired pursuant to the Exchange Offer, such holder or any such other person (i) may not rely on the applicable interpretation of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTE

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company will be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

    For each Old Note accepted for exchange, the holder of such Old Note will receive as set forth below under "Description of the New Notes--Book-Entry; Delivery and Form" a New Note having a principal amount equal to that of the surrendered Old Note. Registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from April 15, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Accordingly, holders whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date for which the record date occurs on or after consummation of the Exchange Offer. Old Notes not tendered or not accepted for exchange will continue to accrue interest from and after the date of consummation of the Exchange Offer.

    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents or, in the case of a Book-Entry Confirmation, an Agent's Message in lieu thereof. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must in any case, be transmitted to and received by the Exchange Agent at the addresses set forth below under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

    If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of the Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal, with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution in which case such guarantee will not be required. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provisions of the Exchange Offer, and subject to its obligations pursuant to the Registration Rights Agreement, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, and may terminate or amend the Exchange Offer, if, at any time before the acceptance of such New Notes for exchange, any of the following events shall occur:

        (i) any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair the ability of the Company to proceed with the Exchange Offer; or

        (ii) the Exchange Offer will violate any applicable law or any applicable interpretation of the staff of the Commission.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened by the Commission or in effect with respect to the Registration Statement of which this Prospectus is a part or with respect to the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

    The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

    The Chase Manhattan Bank has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the

Letter of Transmittal and Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                    The Chase Manhattan Bank, Exchange Agent

                                    BY MAIL:

                            The Chase Manhattan Bank
                           55 Water Street, Room 234
                                 North Building
                            New York, New York 10004
                            Attention: Sharon Lewis

                         BY HAND OR OVERNIGHT COURIER:
                            The Chase Manhattan Bank
                           55 Water Street, Room 234
                                 North Building
                            New York, New York 10004
                            Attention: Sharon Lewis

                                 BY FACSIMILE:
                            The Chase Manhattan Bank
                            Attention: Sharon Lewis
                                 (212) 638-7380

                             CONFIRM BY TELEPHONE:

                                 (212) 638-0454

    DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

    The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company.

TRANSFER TAXES

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act. The Company does not currently anticipate that it will register Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by a holder thereof (other than a holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder, other than a broker-dealer, has no arrangement or understanding with any person to engage or participate in a distribution of such New Notes. However, the Commission has not considered the Exchange Offer in the context of a no-action letter request by the Company and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) may not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the Exchange Offer must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                          DESCRIPTION OF THE NEW NOTES

    The New Notes will be issued under the Indenture, dated as of January 1, 1991, between the Company and The Chase Manhattan Bank, as Trustee, which Indenture is incorporated by reference to the Company's Form 8-K, dated January 1, 1991. The New Notes are identical in all material respects to the Old Notes, except for certain restrictions on transfer relating to the Old Notes, and will be issued under the same Indenture as the Old Notes. The following summary of certain provisions of the Indenture and the New Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms and of those terms in the Trust Indenture Act of 1939 made a part thereof.

GENERAL

    The New Notes will bear interest at the rate of 7 3/4% per annum and will mature on April 15, 2007. Interest on the principal amount of the New Notes will accrue from the most recent date to which interest has been paid on the Old Notes, or, if no interest as been paid on the Old Notes, from April 15, 1997, and will be payable semi-annually on April 15 and October 15 commencing on the first such date following consummation of the Exchange Offer, to the persons in whose names the New Notes are registered at the close of business on the April 1 or October 1, as the case may be, preceding such April 15 or October 15.

    The New Notes are not redeemable prior to maturity and do not have the benefit of a sinking fund. The New Notes will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

    The New Notes will be issued only in fully registered book-entry form, without coupons, in denominations of $100,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any transfer or exchange of the New Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302, 305) The New Notes will be represented by a Global Security registered in the name of a nominee of The Depository Trust Company, New York, New York. Except as set forth under "Book-Entry; Delivery and Form" below, New Notes will not be issuable in certificated form.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

    The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and indebtedness of Unrestricted Subsidiaries are not consolidated with those of the Company and its Restricted Subsidiaries in calculating Consolidated Net Tangible Assets under the Indenture. Investments by the Company or by its Restricted Subsidiaries in Unrestricted Subsidiaries are excluded in computing Consolidated Net Tangible Assets. "Unrestricted Subsidiaries" are those Subsidiaries which are designated as Unrestricted Subsidiaries by the Board of Directors from time to time pursuant to the Indenture (in each case, unless and until designated as Restricted Subsidiaries by the Board of Directors pursuant to the Indenture). "Restricted Subsidiaries" are all Subsidiaries other than Unrestricted Subsidiaries. At the date of execution of the Indenture and at the date hereof, all Subsidiaries of the Company were Restricted Subsidiaries. However, subject to compliance with the terms of the Indenture, the Company has the right to change the designation of one or more of such Subsidiaries to Unrestricted Subsidiaries. A "Wholly-owned Restricted Subsidiary" is a Restricted Subsidiary of which at least 99% of the capital stock (except directors' qualifying shares) is owned by the Company and its other Wholly-owned Restricted Subsidiaries. (Section 101)

    An Unrestricted Subsidiary may not be designated a Restricted Subsidiary if it has any Secured Debt or Attributable Debt unless immediately thereafter the Company and its Restricted Subsidiaries would be permitted to incur such debt under the terms of the Indenture. (Section 1009(b))

    "Mortgage" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

    "Principal Property" means all improved real property and improvements thereon owned by the Company or a Restricted Subsidiary (including, without limitation, any store, warehouse, service center, shopping center or distribution center wherever located), and in each case having a book value (determined by reference to the latest available quarterly or annual consolidated balance sheet of the Company) equal to at least 1% of Consolidated Net Tangible Assets at the date of such balance sheet. A Principal Property is treated as having been "acquired" on the date the Principal Property is placed in operation by the Company or a Restricted Subsidiary after the later of (a) its acquisition from a third party, including an Unrestricted Subsidiary, (b) completion of its original construction or (c) completion of its substantial reconstruction, renovation, remodeling or expansion (whether or not constituting a Principal Property prior to such reconstruction, renovation, remodeling or expansion). The Board of Directors shall have the power to determine in good faith (which determination, reasonably made in good faith shall be final, conclusive and binding on all parties) whether and when a Principal Property has been "acquired" for purposes of the foregoing sentence. At the present time, there are only a few Principal Properties of the Company and its Restricted Subsidiaries.

RESTRICTIONS UPON SECURED DEBT

    Neither the Company nor a Restricted Subsidiary is permitted to create, issue, incur, assume or guarantee any Secured Debt without equally and ratably securing the New Notes. This restriction does not apply to certain permitted encumbrances described in the Indenture, including purchase money mortgages, encumbrances existing on property at the time it is acquired by the Company or a Restricted Subsidiary or created within 18 months of the date of such acquisition, conditional sales and similar agreements and the extension, renewal or refunding of any of the foregoing. Subsection (d) of Section 1008 of the Indenture also permits other indebtedness secured by encumbrances not otherwise specifically permitted which, together with Attributable Debt respecting existing Sale and Leaseback Transactions (excluding, among certain others, Sale and Leaseback Transactions entered into in respect of property acquired by the Company or a Restricted Subsidiary not more than 18 months prior to the date such Sale and Leaseback Transaction is entered into) incurred or entered into, as the case may be, after the date of the Indenture, would not at the time exceed 10% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries. (Section 1008)

    "Capital Lease" means any lease of property which, in accordance with generally accepted accounting principles, should be capitalized on the lessee's balance sheet or for which the amount of asset and liability thereunder as if so capitalized should be disclosed in a note to such balance sheet.

    "Consolidated Net Tangible Assets" means (a) the total amount of assets (less applicable reserves and other properly deductible items) which under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom, without duplication, the sum of (i) all liabilities and liability items which under generally accepted accounting principles would be included on such balance sheet, except Funded Debt, liabilities in respect of Capital Leases (other than the current portion thereof), capital stock and surplus, surplus reserves and provisions for deferred income taxes and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet, less (b) the amount which would be so included on such consolidated balance sheet for Investments (less applicable reserves) (i) in Unrestricted Subsidiaries or (ii) in corporations while they were Unrestricted Subsidiaries but which at the time of computation are not Subsidiaries of the Company. (Section 101)

    "Funded Debt" means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its terms, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than one year after the date of the creation of the indebtedness, which would, in accordance with generally accepted accounting practice, be classified as funded debt, excluding
(i) indebtedness for which money in satisfaction thereof has been deposited in trust, (ii) certain guarantees arising in the ordinary course of business, and
(iii) liabilities resulting from capitalization of lease rentals. (Section 101)

    "Secured Debt" means indebtedness for money borrowed which is secured by a Mortgage on a Principal Property of the Company or any Restricted Subsidiary. A pledge of the stock of a Subsidiary shall not be deemed to create a Mortgage on the property of such Subsidiary. (Section 101)

RESTRICTION UPON SALES WITH LEASES BACK

    The Company is not permitted, and may not permit a Restricted Subsidiary, to sell (except to the Company and/or one or more Wholly-owned Restricted Subsidiaries) any Principal Property owned by the Company or a Restricted Subsidiary with the intention that the Company or any Restricted Subsidiaries take back a lease thereof, except a lease for a period, including renewals, of not more than 36 months by the end of which period it is intended that the use of such Principal Property by the lessee will be discontinued, except (i) where the Company would be entitled under subsection (d) of Section 1008 of the Indenture to incur additional Secured Debt not otherwise specifically permitted by the Indenture in an amount equal to the Attributable Debt respecting such Sale and Leaseback Transaction, (ii) where the Sale and Leaseback Transaction is entered into in respect of property acquired by the Company or a Restricted Subsidiary within 18 months of such acquisition, or (iii) where the Company, within 180 days of entering into the Sale and Leaseback Transaction (or, in the case of (ii) below, within six months thereafter pursuant to a bona fide commitment to acquire a Principal Property entered into within such 180-day period), applies an amount equal to the lesser of (a) the net proceeds (net of all costs, fees, expenses, taxes and indemnities payable as a result thereof) of the sale of the property leased pursuant to such Transaction or (b) the fair market value of the property so leased to (i) the retirement of secured debt of the Company or any Restricted Subsidiaries, or New Notes or (ii) the acquisition of one or more Principal Properties (other than the Principal Property involved in such sale). (Section 1007)

RESTRICTION UPON MERGER AND SALE OF ASSETS

    The Indenture provides that no merger of the Company with or sale of the Company's property substantially as an entirety to any other corporation shall be made if, as a result, properties or assets of the Company would become subject to a mortgage or lien which would not be permitted by the Indenture, unless the New Notes shall be equally and ratably secured with such obligations. Any successor entity must be a corporation organized in the United States, shall expressly assume the due and punctual payment of the principal and interest on the New Notes and, immediately after giving effect to a merger or consolidation, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Section 801)

MODIFICATION OF THE INDENTURE

    The Indenture and the rights of the Holders may be modified by the Company only with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding securities of all series issued thereunder (including the New Notes) affected by the modification (taken together as one class); but no modification altering the terms of payment of principal or interest, changing the place or medium of payment of principal or interest, impairing the rights of Holders to institute suit for payment or reducing the percentage required for modification will be effective against any Holder without his consent. (Section 902)

EVENTS OF DEFAULT

    The Indenture defines an Event of Default with respect to the securities of any series issued thereunder (including the New Notes) as being any one of the following events: (a) default for 30 days in any payment of interest on that series when due, (b) default in any payment of principal on that series when due, (c) default in the deposit of any sinking fund payment when due (not applicable in the case of the New Notes), (d) default for 60 days after appropriate notice in the performance of any other covenant in the New Notes or the Indenture, (e) certain events of bankruptcy, insolvency or reorganization, or (f) certain events of default resulting in the acceleration of the maturity of the related indebtedness aggregating in excess of $10,000,000 under any mortgages, indentures (including the Indenture) or instruments under which the Company may have issued, or by which there may have been secured or evidenced, any other indebtedness for money borrowed (including securities of any series issued thereunder) of the Company. In case an Event of Default shall occur and be continuing with respect to the New Notes, the Trustee or the Holders of not less than 25% in aggregate principal amount of the New Notes then outstanding may declare the principal of the New Notes and the accrued interest thereon, if any, to be due and payable. Any Event of Default with respect to the New Notes which has been cured may be waived by the Holders of a majority in aggregate principal amount of the New Notes then outstanding. (Sections 501, 502, 513)

    The Indenture requires the Company to file annually with the Trustee a written statement signed by two officers of the Company as to the absence of certain defaults under the terms of the Indenture. The Indenture provides that the Trustee may withhold notice to the Holders of any default (except in payment of principal or interest) if it considers it in the interest of the Holders to do so. (Sections 602, 1011)

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of Holders unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the New Notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 512, 603)

DEFEASANCE AND DISCHARGE

    The terms of the New Notes provide the Company with the option to be discharged from any and all obligations in respect of the New Notes (except for certain obligations to register the transfer or exchange of New Notes, to replace stolen, lost or mutilated New Notes, to maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations (as defined), or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and interest on the Stated Maturity of such payments in accordance with the terms of the Indenture and such New Notes. Such option may be exercised only if the Company has received from, or there has been published by, the United States Internal Revenue Service (the "IRS") a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to Holders. (Section 403)

DEFEASANCE OF CERTAIN COVENANTS

    The terms of the New Notes provide the Company with the option to omit to comply with the covenants described under the headings "Restricted and Unrestricted Subsidiaries," "Restrictions upon Secured Debt" and "Restrictions upon Sales with Leases Back" above. The Company, in order to exercise such option, will be required to deposit with the Trustee money or U.S. Government Obligations, or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay principal on the Stated Maturity of such payments in accordance with the terms of the Indenture and such New Notes. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the Holders of the New Notes such series to recognize income, gain or loss for federal income tax purposes. (Section 1010)

TRUSTEE'S RELATIONSHIP WITH THE COMPANY

    The Trustee acts as a depositary of funds of, extends lines of credit to (including pursuant to the Credit Facility), and performs other services for the Company in the normal course of its business.

BOOK-ENTRY; DELIVERY AND FORM

    The New Notes will be issued in fully-registered form. The New Notes are to be evidenced by a Global Security which will be deposited on behalf of DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among Participants in deposited securities through electronic book-entry charges to accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. The rules applicable to DTC and its Participants are on file with the Commission.

    Purchases of New Notes under the DTC system must be made by or through Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each New Note (a "Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in New Notes, except in the event that use of the book-entry system for the New Notes is discontinued.

    The deposit of New Notes with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Notes; DTC's records reflect only the identity of the Participants to whose accounts such New Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in any Global Security.

    Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

    Principal and interest payments on the New Notes will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    DTC may discontinue providing its services as securities depositary with respect to the New Notes at any time by giving reasonable notice to the Company. In the event that DTC notifies the Company that it is unwilling or unable to continue as depositary for any Global Security or if at any time DTC ceases to be a clearing agency registered as such under the Exchange Act when DTC is required to be so registered to act as such depositary and no successor depositary shall have been appointed within 90 days of such notification or of the Company becoming aware of DTC's ceasing to be so registered, as the case may be, certificates for the relevant New Notes will be printed and delivered in exchange for interests in such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for relevant New Notes registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such Global Security.

    The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the New Notes will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company does not take responsibility for the accuracy thereof.

SAME-DAY PAYMENT

    So long as DTC continues to make its Same-Day Funds Settlement System available to the Company, all payments of principal of and interest on the New Notes will be made by the Company in immediately available funds.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain United States federal income tax consequences of (i) the exchange of Old Notes for New Notes and (ii) the ownership and disposition of the New Notes. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It assumes that the Old Notes and New Notes are (or will be) held as capital assets. It does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding New Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than Holders participating in the Exchange Offer (except where otherwise specifically noted). Persons considering participation in the Exchange Offer should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the exchange of Old Notes for New Notes, and the ownership and disposition of the New Notes arising under the laws of any other taxing jurisdiction.

    As used herein, the term "U.S. Holder" means a beneficial owner of a New Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate that is described in Section 7701(a)(30)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), or a trust that is described in Section 7701(a)(30)(E) of the Code or (iv) any other person whose income or gain in respect of a New Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non- U.S. Holder" means a beneficial owner of a New Note that is not a U.S. Holder.

FEDERAL INCOME TAX CONSEQUENCES OF TENDERING OLD NOTES FOR NEW NOTES

    EXCHANGE OFFER. The exchange of Old Notes for New Notes pursuant to the Exchange Offer should not be treated as an exchange or other taxable event for United States federal income tax purposes because under Treasury regulations, the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no United States federal income tax consequences to holders who exchange Old Notes for New Notes pursuant to the Exchange Offer and any such holder should have the same tax basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

FEDERAL INCOME TAX CONSEQUENCES OF OWNING NEW NOTES

U.S. HOLDERS

    PAYMENTS OF INTEREST. The Old Notes were not issued with original issue discount. As a result, payments of interest on a New Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received, in accordance with the U.S. Holder's regular method of tax accounting.

    MARKET DISCOUNT. A Note will be considered to bear "market discount" if the U.S. Holder's tax basis for the Note is less than the principal amount of the Note by more than a DE MINIMIS amount.

    Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such New Note at the time of such payment or disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

    A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a New Note with market discount until the maturity of the New Note or certain earlier dispositions. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Persons considering making this election should consult their tax advisors.

    PREMIUM. If a U.S. Holder's initial tax basis in any Note is greater than the principal amount of the Note, the Note will be considered to have "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the New Note and may offset interest otherwise required to be included in respect of the New Note during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

    DISPOSITION OF A NOTE. Except as discussed above, upon the sale, exchange or retirement of a New Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the New Note. A U.S. Holder's adjusted tax basis in a New Note generally will equal such U.S. Holder's initial investment in the Note increased by any accrued market discount that the U.S. Holder has included in income and decreased by the amount of any amortizable bond premium taken with respect to such Note. Such gain or loss generally will be long-term capital gain or loss if the Note has been held for more than one year.

NON-U.S. HOLDERS

    A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a New Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company or a controlled foreign corporation related to the Company. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the New Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a New Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

    Generally, a non-U.S. Holder will not be subject to federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a New Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

    The New Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the New Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING; INFORMATION REPORTING

    Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the New Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the New Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

    In addition, upon the sale of a New Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or
(ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

    Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION


    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 6, 1998, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.


    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. Additional copies of this Prospectus, the Letter of Transmittal and other related documents may be obtained upon request to the Exchange Agent at (212) 638-0454. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of any one special counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes participating in the Exchange Offer (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters in connection with the New Notes offered hereby will be passed upon for the Company by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                            INDEPENDENT ACCOUNTANTS

    The consolidated balance sheets of the Company as of February 24, 1996 and February 22, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 22, 1997 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Maryland General Corporation Law and the Articles of Restatement of the Certificate of Incorporation of The Great Atlantic & Pacific Tea Company, Inc. (the "Charter") provide for indemnification of directors and officers for liabilities and expenses incurred in defending actions brought against them in such capacities. The Company's Charter provides that the Company shall indemnify directors of the Company to the maximum extent now or hereafter permitted by law, and officers, employees and agents of the Company to the extent required by law and may, as authorized hereafter by the Board of Directors, provide further indemnification to officers, employees and agents of the Company to the maximum extent now or hereafter permitted by law.

    The Company maintains directors' and officers' liability insurance covering all directors and officers of the Company against claims arising out of the performance of their duties.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


EXHIBIT
NUMBER                                                       DESCRIPTION
------------------  ----------------------------------------------------------------------------------------------
4.1                 Indenture, dated as of January 1, 1991, between the Company and The Chase Manhattan Bank
                    (formerly known as Chemical Bank, as successor by merger to Manufacturers Hanover Trust
                    Company) (incorporated by reference to Exhibit 4.1 of the Form 8-K of the Company dated as of
                    January 1, 1991, File No. 1-4141).
4.2*                Form of Authorizing Resolutions to be adopted by the Pricing Committee of the Board of
                    Directors of the Company relating to the New Notes.
5**                 Opinion of Cahill Gordon & Reindel, counsel to the Company, as to the legality of the securities being registered.
12*                 Computation of ratio of earnings to fixed charges of the Company.
23.1**              Consent of Deloitte & Touche LLP.
23.2**              Consent of Cahill Gordon & Reindel (included in Exhibit 5).
24*                 Power of Attorney (included on page II-3 of the Registration Statement as originally filed).
25*                 Statement of eligibility of Trustee of Form T-1.
99*                 Letter of Transmittal.


------------------------


 *  Previously filed.



 ** Filed herewith.



    (b) Schedules.


    All schedules are omitted as the required information is presented in the Registrant's consolidated financial statements or related notes or such schedules are not applicable.

ITEM 22. UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Montvale, State of New Jersey on the 11th day of June, 1997.


                                THE GREAT ATLANTIC AND PACIFIC TEA
                                COMPANY, INC.

                                By:               /s/ FRED CORRADO
                                     -----------------------------------------
                                                    Fred Corrado
                                             Vice Chairman of the Board
                                            and Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
              *                   Co-Chief Executive
------------------------------    Officer (Principal           June 11, 1997
          James Wood              Executive Officer)

                                President, Co-Chief
              *                   Executive Officer and
------------------------------    Director (Principal          June 11, 1997
     Christian W. E. Haub         Executive Officer)

                                Vice Chairman of the Board
       /s/ FRED CORRADO           and Chief Financial
------------------------------    Officer (Principal           June 11, 1997
         Fred Corrado             Financial Officer)

              *
------------------------------  Director                       June 11, 1997
    John D. Barline, Esq.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                       June 11, 1997
     Rosemarie Baumeister

              *
------------------------------  Director                       June 11, 1997
     Christopher F. Edley

              *
------------------------------  Director                       June 11, 1997
          Helga Haub

              *
------------------------------  Director                       June 11, 1997
  Barbara Barnes Hauptfuhrer

              *
------------------------------  Director                       June 11, 1997
      William A. Liffers

------------------------------  Director
         Fritz Teelen

              *
------------------------------  Director                       June 11, 1997
    Robert L. "Sam" Wetzel

              *                 Vice President and
------------------------------    Controller (Principal        June 11, 1997
        Kenneth A. Uhl            Accounting Officer)




*By:      /s/ FRED CORRADO
      -------------------------
            Fred Corrado
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                                   DESCRIPTION
------------------  --------------------------------------------------------------------------------------
4.1                 Indenture, dated as of January 1, 1991, between the Company and The Chase Manhattan
                    Bank (formerly known as Chemical Bank, as successor by merger to Manufacturers Hanover
                    Trust Company) (incorporated by reference to Exhibit 4.1 of the Form 8-K of the
                    Company dated as of January 1, 1991, File No. 1-4141).
4.2*                Form of Authorizing Resolutions to be adopted by the Pricing Committee of the Board of
                    Directors of the Company relating to the New Notes.
5**                 Opinion of Cahill Gordon & Reindel, counsel to the Company, as to the legality of the securities being registered.
12*                 Computation of ratio of earnings to fixed charges of the Company.
23.1**              Consent of Deloitte & Touche LLP.
23.2**              Consent of Cahill Gordon & Reindel (included in Exhibit 5).
24*                 Power of Attorney (included on page II-3 of the Registration Statement as originally filed).
25*                 Statement of eligibility of Trustee on Form T-1.
99*                 Letter of Transmittal.


------------------------


 *  Previously filed.



 ** Filed herewith.